SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

12 December 2002

BY AIRMAIL

Securities and Exchange Com[redacted]
Office of International Cor[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.
- Grant of Options under The Roly (1999) Share Option Scheme

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 11 December 2002.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

MASNET No. 60 OF 11.12.2002
Announcement No. 60

ROLY INTERNATIONAL HOLDINGS LTD

Grant of Options under The Roly (1999) Share Option Scheme

The Company wishes to announce that options to subscribe for an aggregate of 7,790,000 shares of US$0.10 each in the Company have been granted to selected full-time employees and directors of the Group on 22 November 2002 pursuant to The Roly (1999) Share Option Scheme ("Scheme").

Out of the above 7,790,000 shares issuable under the options, the executive directors of the Company KHOO Kim Cheng and LIN Jui Hsien, Jacob have been granted options to subscribe for 1,500,000 shares respectively.

The options are exercisable at the subscription price of US$0.138 per share (equivalent to S$0.243 per share, being the average of the last dealt prices for a share for the three consecutive trading days immediately preceding the date of grant) during the period from 22 November 2003 to 21 November 2008 subject to the special conditions as stated in the offer letters and the rules of the Scheme.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 11/12/2002 to the SGX